                             UNITED STATES            --------------------------
                  SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                        WASHINGTON, D.C. 20549
                                                      OMB Number:3235-0145
                                                      Expires: December 31, 2005
                                  SCHEDULE 13D        Estimated average burden
                                                      hours per response......11
                                                      --------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _____________)

                               CRITICAL PATH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22674 V100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Matthew Hobart
                              c/o Vectis Group, LLC
                              117 Greenwich Street
                         San Francisco, California 94111
                                  415-541-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                             Michael Movsovich, Esq.
                                Kirkland & Ellis
                                Citigroup Center
                              153 East 53rd Street
                               New York, NY 10022
                                  212 446-4800

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 2 of 12 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                               Vectis CP Holdings, LLC ("VCPH")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                             AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                                      [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                     6,977,330 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                                See response to row 7
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                   6,977,330 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                                  See response to row 9
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              6,977,330 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        8.68%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             PN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership.

** Based on 80,401,342 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended March 31, 2003.

                               Page 2 of 12 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 3 of 12 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                           Vectis-K1 LLC ("K1")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)-
                                                                             AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                     1,281,549 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                                See response to row 7
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                   1,281,549 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                                  See response to row 9
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              1,281,549 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         1.59%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             PN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership

**Based on 80,401,342 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended March 31, 2003.

                               Page 3 of 12 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 4 of 12 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                        Vectis Group, LLC ("VG")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                             WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                     8,723,879 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                                See response to row 7
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                   8,723,879 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                                  See response to row 9
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              8,723,879 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       10.85%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             PN
--------------------------------------------------------------------------------
* See attached disclosure for description of beneficial ownership.

** Based on 80,401,342 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended March 31, 2003.

                               Page 4 of 12 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 5 of 12 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                                  Peter Kellner
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                         WC, PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                     3,518,998 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                     8,723,879 shares of Common Stock
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                   3,518,998 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                       8,723,879 shares of Common Stock
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             12,242,877 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       15.23%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             IN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership.

** Based on 80,401,342 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended March 31, 2003.

                               Page 5 of 12 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 6 of 12 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                                 Matthew Hobart
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                         WC, PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                       554,630 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                    8,723,879 shares of Common Stock*
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                     554,630 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                      8,723,879 shares of Common Stock*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              9,278,509 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         11.54%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             IN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership.

** Based on 80,401,342 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended March 31, 2003.

                               Page 6 of 12 Pages

         This Schedule 13D is filed by Vectis CP Holdings, LLC, a Delaware limited liability company ("VPCH"), Vectis-K1, LLC, a Delaware limited liability company ("K1"), Vectis Group, LLC, a Delaware limited liability company ("VG"), Peter Kellner ("Kellner"), an individual and Matthew Hobart, an individual ("Hobart" and, collectively with VPCH, K1, VG and Kellner, the "Reporting Persons").

         ITEM 1.      SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock") of Critical Path, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is: Critical Path, Inc., 350 The Embarcadero, San Francisco, California 94105.

         ITEM 2.      IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of the Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit 1.

         (b)-(c), (f)

         VCPH is a Delaware limited liability company. The principal business of VCPH is that of a private investment limited liability company. The sole managing member of VCPH is VG.

         K1 is a Delaware limited liability company. The principal business of K1 is that of a private investment limited liability company. The sole managing member of K1 is VG.

         VG is a Delaware limited liability company. The principal business of VG is that of acting as the sole managing member of each of VCPH and K1. VG is managed by William E. McGlashan, Jr. ("McGlashan"), Kellner and Hobart.

         Kellner, a managing member of VG, is a citizen of the United States and his principal occupation is student.

         Hobart, a managing member of VG, is a citizen of the United States and his principal occupation is Vice President, Corporate Development of the Issuer.

         The principal business and principal office address of VCPH, K1, VG, Kellner and Hobart is: c/o Vectis Group, LLC, 117 Greenwich Street, San Francisco, California 94111.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 7 of 12 Pages

         ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. See Item 5 for a description of the beneficial ownership of the securities of the Issuer held by each of the Reporting Persons.

         VCPH, K1 and VG are Delaware limited liability companies which are in the business of making investments in companies such as the Issuer. The funds for VCPH's, K1's and VG's acquisition of Series D Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.001 per share, of the Issuer (the "Preferred Stock") were provided by VG from its working capital.

         The options and shares of Common Stock of Kellner are held for the account of either Kellner personally or for Richmond I, LLC ("Richmond"), a limited liability company over which Kellner has dispositive and voting power. These shares of Common Stock have been acquired with Kellner's and his family's personal funds.

         The options and shares of Common Stock of Hobart are held for the account of Hobart personally and have been acquired with Hobart's personal funds.

         The securities of the Issuer held by each of the Reporting Persons have been acquired for investment purposes.

         ITEM 4.      PURPOSE OF TRANSACTION.

         On November 8, 2001, the Issuer entered into a $95 million equity financing transaction with a group of investors which included VCPH, General Atlantic Partners 74, L.P., Cenwell Limited, Campina Enterprises Limited and certain of their affiliate entities (the "Buyers"). This financing transaction consisted of approximately $30 million in new equity in the form of shares of Preferred Stock which are convertible into Common Stock at a conversion price which is currently $14,194 per share and the issuance of warrants to purchase shares of Common Stock (the "Warrants"). In this transaction, VCPH purchased 581,818 shares of Preferred Stock. On January 1, 2002, VCPH transferred 90,282 of these shares of Preferred Stock to K1.

         The Preferred Stock accrues and cumulates dividends at a rate of 8% per year, and is convertible into the Issuer's Common Stock at the option of the holder. The conversion rights of the Preferred Stock do not include any Common Stock trading price-related anti-dilution adjustments. Rather, the only anti-dilution protection for the Preferred Stock is customary anti-dilution protection in the event of stock splits, stock dividends, reorganizations or the like.

         In the event of a liquidation or change of control of the Issuer, the Preferred Stock is entitled to a liquidation preference payment equal to the purchase price of the Preferred Stock, plus accrued dividends to such date. The Preferred Stock shall also participate with the Common Stock in the event of a liquidation or change of control, after payment of the foregoing preference, up to certain agreed upon amounts. After four years, the Issuer has the option to redeem the Preferred Stock if the Common Stock trading price at that time is in excess of certain agreed upon price levels. After five years, the Preferred Stock shall be automatically redeemed.

         In connection with the transaction described above, the Issuer and the Reporting Persons have entered into the Stock and Warrant Purchase and Exchange Agreement, a Stockholders Agreement and a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer has agreed to register shares of Common Stock issuable upon conversion of the Preferred Stock.

                               Page 8 of 12 Pages

         In consideration for services provided by VG to the Issuer, the Issuer issued a warrant to VG to purchase 465,000 shares of Common Stock. The Warrant is fully vested and exercisable at any time at an exercise price for the Common Stock of $1.05 per share.

         Following the acquisition by VCPH of the Preferred Stock, the Reporting Persons, along with McGlashan, filed with the Securities and Exchange Commission a Schedule 13G. McGlashan, Kellner and Hobart constitute the managing members of VG. McGlashan now serves on the Board of Directors of the Issuer. Due to this position, the Reporting Persons have decided to file this Schedule 13D in lieu of amending the Schedule 13G previously filed by the Reporting Persons to report the acquisition by VCPH of securities of the Issuer. The Reporting Persons continue to hold the securities of the Issuer for investment purposes only and have no present intention of changing or influencing the control of the Issuer.

         The foregoing description of the transaction is subject to, and qualified in its entirety by reference to, the Certificate of Designation, the Stock and Warrant Purchase and Exchange Agreement, the Stockholders Agreement and the Registration Rights Agreement which are filed as Exhibits 2 to 5 hereto and incorporated by reference into this Item 4.

         Other than as described herein with respect to conversion or exercise privileges, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

                               Page 9 of 12 Pages

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) VCPH holds 491,536 shares of Preferred Stock of the Issuer, which is convertible into 6,977,330 shares of Common Stock, representing approximately 8.68% of the fully-diluted outstanding shares of the Issuer's Common Stock.

         K1 holds 90,282 shares of Preferred Stock of the Issuer, which is convertible into 1,281,549 shares of Common Stock, representing approximately 1.59% of the fully-diluted outstanding shares of the Issuer's Common Stock.

         VG may be deemed to beneficially own the shares of the Issuer held by VCPH and K1. In addition, the Issuer granted VG a warrant which entitles it to purchase 465,000 shares of the Issuer at an exercise price of $1.05 per share. Through this warrant and the shares held by VCPH and K1, VG beneficially owns an aggregate of 8,723,879 shares of the Issuer's Common Stock, representing approximately 10.85% of the fully-diluted outstanding shares of the Issuer's Common Stock.

         Kellner, as a managing member of VG, may be deemed to beneficially own the shares of the Issuer beneficially owned VG. In addition, Kellner beneficially owns, for his own account and for the account of Richmond, 3,518,998 shares of Common Stock and has options to purchase 231,300 shares of Common Stock. In the aggregate, Kellner may be deemed to beneficially own 12,242,877 shares of Common Stock, representing approximately 15.23% of the fully-diluted outstanding shares of the Issuer's Common Stock.

         Hobart, as a managing member of VG, may be deemed to beneficially own the shares of the Issuer held by VG. In addition, Hobart beneficially owns 14,930 shares of common stock and has options to purchase 539,700 shares of Common Stock. In the aggregate, Hobart may be deemed to beneficially own 9,278,509 shares of Common Stock, representing approximately 11.54% of the fully-diluted outstanding shares of the Issuer's Common Stock.

         (b) By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities of the Issuer referred to in this Schedule 13D for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons and Richmond have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

         (e)      Inapplicable.

                               Page 10 of 12 Pages

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1       --    Schedule 13D Joint Filing Agreement, dated August 8,
                         2003, by and among VCPH, Vectis K-1, VG, Kellner and Hobart

Exhibit 99.2       --    Certificate of Designations of the Issuer

Exhibit 99.3       --    Stock and Warrant Purchase and Exchange Agreement among
                         Critical Path, Inc., General Atlantic Partners 74,
                         L.P., GAP Coinvestment Partners II, L.P., Gapstar, LLG and the other Partners named herein dated November, 2001.

Exhibit 99.4       --    Stockholders Agreement among Critical Path, Inc.,
                         General Atlantic Partners 74, L.P., GAP Coinvestment
                         Partners II, L.P., Gapstar, LLG and the other Partners named herein dated November, 2001.

Exhibit 99.5       --    Registration Rights Agreement among Critical Path,
                         Inc., General Atlantic Partners 74, L.P., GAP
                         Coinvestment Partners II, L.P., Gapstar, LLG and the other Partners named herein dated November, 2001.

                              Page 11 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2003

                                                 VECTIS GROUP, LLC

                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 VECTIS-K1, LLC

                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 VECTIS CP HOLDINGS, LLC
                                                 BY: VECTIS GROUP, LLC,
                                                 ITS MANAGING MEMBER

                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 PETER KELLNER

                                                 /s/ Peter Kellner
                                                 -------------------------------
                                                 Name:      Peter Kellner

                                                 MATTHEW HOBART

                                                 Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart

                               Page 12 of 12 Pages